TRANSITNET LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2020

DATE ISSUED: 17 January 2022

TRANSITNET LLC

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of TRANSITNET LLC,

3770 HIGHLAND AVENUE, SUITE 101

MANHATTAN BEACH, CALIFORNIA 90266

I have audited the accompanying financial statements of TRANSITNET LLC, which comprise the Balance Sheet as of December 31, 2020, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of TRANSITNET LLC as of December 31, 2020, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.



01/17/2022

TRANSITNET LLC

BALANCE SHEET
AS OF DECEMBER 31, 2020

		As of December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	$	5,000
Total current assets		5,000
Intangible assets:		
TransitNet.IO (software)		50,000
Total Intangible assets		50,000
Total Assets	$	**55,000**
Liabilities & Members' Equity		
Current liabilities:		
Due to Member(s)	$	35,238
Total current liabilities		**35,238**
Non-current Liabilities:		
Total non-current liabilities		-
Total Liabilities:	$	**35,238**
Members' equity (deficit):		
Members' capital		50,000
Members' distributions		-
Accumulated Profits (losses)		-
Net income (loss)		(30,238)
Total Members' equity (deficit):		**19,762**
Total Liabilities and Members' equity	$	**55,000**

The accompanying notes are an integral part of these financial statements.

TRANSITNET LLC

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2020

	2020
Revenue:	
Service revenue	$ -
Total revenues	-
Expenses:	
Payroll & Benefits	6,750
Legal & Professional services	16,650
Advertising & Marketing	13,588
Total Expenses	**36,988**
Income from operations (loss)	**(36,988)**
Other Income (Expenses):	
Other income	6,750
Total Other Income (expenses)	6,750
Net income (loss) for the year	**(30,238)**

The accompanying notes are an integral part of these financial statements.

TRANSITNET LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2020

	Members' Capital	Members' Distributions	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2019	-	-	-	**-**
Members' Capital	50,000	-	-	**50,000**
Members' Distributions	-	-	-	**-**
Net income (loss)	-	-	(30,238)	**(30,238)**
Ending Balance, December 31, 2020	**50,000**	**-**	**(30,238)**	**19,762**

The accompanying notes are an integral part of these financial statements.

TRANSITNET LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2020

		As of December 31, 2020
Cash flow From Operating Activities:		
Net income (loss)	$	(30,238)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in:		
Due to Member(s)		35,238
Net cash provided (used) by operating activities		**5,000**
Cash flow From Investing Activities:		
Acquisition of software		(50,000)
Net cash provided (used) by investing activities		**(50,000)**
Cash flow from Financing Activities		
Members' Capital		50,000
Net cash provided (used) by financing activities		**50,000**
Increase (decrease) in Cash		5,000
Cash, beginning of year		-
Cash, end of year	$	**5,000**

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

TRANSITNET LLC ('the Company'), is a California limited liability company formed on January 27, 2020. The Company operates in the cryptocurrency and network security field and provides tools through its cloud-based SaaS platform which assist with the title verification for digital assets.

The Company is wholly owned by CapLinked, Inc ("CLI" or the "Parent Company").

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

TRANSITNET LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Software Development Costs

Costs incurred to internally develop computer software products or to enhance an existing product are recorded as research and development costs and expensed when incurred until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers.

TRANSITNET.IO (SOFTWARE)

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020.

The Company built an automated asset collision detection system that can formalize existing, human-based methods and help the financial audit industry more strongly assert more robust due diligence to regulatory agencies. The Company is in the process of evaluating the life of software once it is available for general release and at that time the Company will record amortization.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company made no revenue from services for the year 2020.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Commitment

Economic Interest Owners

Economic Interest Owners ("EIO") are registered owners of TransitNet Tokens who are entitled to receive distributions, if any, from the Token Owners' Account ("TOA"). EIO's have no right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decisions of the Member or Manager.

TRANSITNET LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020

Distribution of Available Cash

If an interim distribution to the Members is made, twenty-five percent (25%) of the available cash will be transferred to the TOA and thereafter distributed to the EIO's in the percentage of tokens held by said Owner in proportion to the aggregate number of tokens of all EIO.

Token Owners' Account

The Company will establish and maintain an account designated solely for the benefit of the EIO's. The amount transferred periodically into the TOA will be determined by calculating an amount equal to twenty-five percent (25%) of the following: (i) the net income of the Company distributable to the Members, if any; (ii) the available cash distributed periodically (iii) the net proceeds from the sale of all or substantially all of the Company's assets.

Income taxes

The Company is a single member LLC. Accordingly, it is treated as a disregarded entity for federal, state and local tax purposes. As such, all income and losses are reported by the Parent Company.

Member Capital

The Company is wholly owned by CLI. CLI has the right, title and interest in and to TransitNet.IO software. CLI is an EIO who owns 4.4 million (approx.) TransitNet tokens.

The Company will establish and maintain an individual Capital Account for each Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv).

The Members don't have the right to withdraw its capital contribution or to demand and receive property of the Company or any distribution in return for his/her/its Capital Contribution, except as may be specifically provided in the Operating Agreement or required by law.

TRANSITNET LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020

Allocation of Net Income, Net Loss, or Capital Gains

The net income, net loss, or capital gains of the Company for each fiscal year of the Company is allocated to the Member in accordance with its percentage interests in the Company.

If the Member contributes property with an adjusted income tax basis different from the fair market value at which the property is accepted and credited to that Member's capital account, then solely for income tax purposes and the determination of the Member's distributive share of the net Company profits and losses, any depreciation, depletion, gain, or loss with respect to that property shall, pursuant to Internal Revenue Code Section 704(c) of 1986 and Treasury Regulations Section 1.704-3, be allocated according to the traditional method.

Distribution of Available Cash

Interim distributions made before the dissolution and winding up of the Company may be made periodically. Seventy-five percent (75%) of the available cash of the Company, if any, will be distributed to the Member pursuant to Corporations Code Section 17704.04(a), on the basis of the value (as stated in the Company records at date of distribution) of the contributions received from the Member in accordance with its percentage interest.

Available cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the Members.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

On February 5, 2021, the Company received $85,890 from WeFunder, a crowdfunding platform. This amount is covered under SAFE instruments (simple agreement for future equity). SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

On February 8, 2021, the Company settled a liability due to the Parent Company totaling $28,488.

The Company evaluated subsequent events through March 12, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.